June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Triumph Group, Inc. Registration Statement on Form S-3 File No. 333-239098

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Triumph Group, Inc. hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Eastern time) on June 18, 2020, or as soon as practicable thereafter.

TRIUMPH GROUP, INC.

/s/ James F. McCabe, Jr.
James F. McCabe, Jr.
Senior Vice President, Chief Financial Officer